INNATE PHARMA SA
HALF-YEAR FINANCIAL REPORT
JUNE 30, 2026

INNATE PHARMA S.A.
French société anonyme governed by a Board of Directors
with a share capital of 4,696,710.50 euros composed of
93,921,863 ordinary shares, and 12,347 preferred shares with a nominal value of 0.05 euros each

Registered office: 117, Avenue de Luminy, F-13009 Marseille, France
Registered with the Company and Trade Register of Marseille under number 424 365 336

The following interim condensed consolidated financial statements have been approved by the Board of Directors on September 16, 2026, and have been subject to a limited review by our Statutory Auditors.

SUMMARY

PRELIMINARY NOTE AND DISCLAIMER ON FORWARD-LOOKING INFORMATION AND RISK FACTORS................................................................................................................................................	3
INNATE PHARMA AT A GLANCE.............................................................................................................	4
HALF-YEAR MANAGEMENT REVIEW......................................................................................................	5
A.Revenue and other income.....................................................................................................	6
B.Operating expenses.................................................................................................................	8
C.Net financial income (loss).....................................................................................................	10
D.Balance sheet items.................................................................................................................	10
E.Cash-flow items.......................................................................................................................	12
F.Key events since January 1, 2026............................................................................................	13
G.Nota.........................................................................................................................................	13
H.Main risks and uncertainties for the remaining six months of the fiscal year..........................................................................................................................................	13
I.Related party transactions......................................................................................................	13
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2026..........................................................................................................................	14
A.Interim Condensed Consolidated Statements of Financial Position (amounts in thousands of euro)....................................................................................................................................	15
B.Interim Condensed Consolidated Statements of Income (Loss) (amounts in thousands of euro, except share and per share amounts)...........................................................................	15
C.Interim Condensed Consolidated Statements of Comprehensive Income (Loss) (amounts in thousands of euro)..............................................................................................................	16
D.Interim Condensed Consolidated Statements of Cash Flows (amounts in thousands of euro)........................................................................................................................................	17
E.Interim Consolidated Statements of Changes in Shareholders’ Equity (amounts in thousands of euro, except share data)....................................................................................	18
F.Interim Condensed Notes to the Consolidated Financial Statements..............................................................................................................................	19
STATUTORY AUDITORS’ REVIEW REPORT ON THE HALF-YEARLY FINANCIAL INFORMATION.......................................................................................................................................	43
DECLARATION BY THE PERSON RESPONSIBLE FOR THIS HALF-YEAR FINANCIAL REPORT..................................................................................................................................................	45

Innate Pharma |Half-year financial report June 30, 2026 | 2

PRELIMINARY NOTE AND DISCLAIMER ON FORWARD-LOOKING INFORMATION AND RISK FACTORS

In this interim financial report, unless stated otherwise, the terms the “Company,” “Innate,” “Innate Pharma” and “Group” refer to Innate Pharma SA and its subsidiary.

This interim report contains certain forward-looking statements, including those within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. All statements other than those relating to present and historical facts and conditions contained in this interim report, including statements regarding the Company’s future results of operations and financial position, business strategy, plans and the Company’s objectives for research and development and future operations, are forward-looking statements. The use of certain words, including “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “may,” “might,” “potential,” “expect” “should,” “will,” or the negative of these and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s reliance on third parties to manufacture its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties, which could cause the Company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. References to the Company’s website and the AMF website are included for information only and the content contained therein, or that can be accessed through them, are not incorporated by reference into, and do not constitute a part of, this interim report.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company or any other person that the Company will achieve its objectives and plans in any specified time frame or at all. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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INNATE PHARMA AT A GLANCE
As the Group, is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Leveraging its expertise in antibody-engineering and innovative target identification, Innate Pharma is developing innovative and differentiated next-generation antibody therapeutics.
Innate Pharma is advancing a portfolio of differentiated potential first- and/or best-in-class assets, focused on areas of high unmet medical need. Its proprietary pipeline is centered on antibody-drug conjugates (ADCs), led by IPH4502, a differentiated Nectin-4 ADC in clinical development for solid tumors, and supported by a preclinical portfolio of next-generation ADC candidates. In parallel, Innate is advancing two partnered late-stage assets: lacutamab, developed with Sobi for T-cell lymphomas, and monalizumab, developed with AstraZeneca for non-small cell lung cancer.
Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.
Since its creation, the Company has suffered losses due to its research and development ("R&D") activities. The first half of 2026 generated a net loss of 19,623 thousand euros. As of June 30, 2026, shareholders' equity amounted to 40,508 thousand euros. Subject to receiving new milestone payments related to its collaboration agreements, the Company expects to incur additional losses until, if necessary, it can generate significant revenues from its drug candidates in development.
The Company’s future operations are highly dependent on a combination of factors, including: (i) the success of its R&D; (ii) regulatory approval and market acceptance of the Company’s future drug candidates; (iii) the timely and successful completion of additional financing; and (iv) the development of competitive therapies by other biotechnology and pharmaceutical companies. As a result, the Company is and should continue, in the short to mid-term, to be financed through partnership agreements for the development and commercialization of its drug candidates and through the issuance of new equity instruments and debt financing.
The activity of the Company is not subject to seasonal effects.
As of June 30, 2026, the Company had one wholly owned subsidiary: Innate Pharma, Inc., incorporated under the laws of Delaware in 2009. This subsidiary is fully consolidated.
Innate Pharma is based in Marseille, France and listed on Euronext in Paris and Nasdaq in the United States, and had 120 full time equivalent employees as of June 30, 2026.
Learn more about Innate Pharma at www.innate-pharma.com (please note the contents of the website are not incorporated into this report) .

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HALF-YEAR MANAGEMENT REVIEW
The key elements of Innate Pharma’s financial results for the first half of 2026 are as follows:
•Cash, cash equivalents and financial assets (current and non-current) amounting to 21.4m (million euros) as of June 30, 2026 (€44.8m as of December 31, 2025). At the same date, the financial liabilities amounted to €20.2m, including €9.4m of non-current liabilities (€22.6m as of December 31, 2025, including €13.8m of non-current financial liabilities).
•Revenue and other income amounting to €5.7m (€4.9m for the first half of 2025). This amount mainly results from collaboration and licensing revenue (€3.1m) and from research tax credit (€2.5m). Revenue from collaboration and licensing agreements mainly result from the agreements with AstraZeneca/Medimmune and Sanofi/Genzyme.
•Operating expenses amounting to €24.7m (€30.3m for the first half of 2025), of which 68.4% are related to research and development.
Research and development expenses amount to €16.9m compared to €20.5m for the first half of 2025 and decrease by €3.6m, mainly explained by direct R&D expenses, which decrease by €1.5 million, remained at €8.2 million. This change is linked to the phasing of our clinical trials: the completion of clinical trials for lacutamab, the discontinuation of preclinical studies, and the initiation of Phase 1 of our antibody-drug conjugate (ADC) program.
General expenses amounting to €7.8 million (compared to €9.8 million in the first half of 2025), a decrease of €2.0 million. This decrease is due to two factors: (i) a decrease in personnel expenses of €1.5 million following the implementation of a restructuring plan, with these expenses amounting to €3.2 million in the first half of 2026, (ii) a decrease in the use of subcontracting and consulting services.
•A net loss for the first half of 2026 amounting to €19.6m (compared to net loss of €21.3m for the first half of 2025).
Note on change of accounting standards during the period
The following new standards, amendments to existing standards and interpretations have been published and are applicable on January 1, 2026 and, as such, they have been adopted by the Company:
•Amendment to IFRS 9 : Classification and Measurement of Financial Instruments;
•Amendments to IFRS 7 and IFRS 9: Clarification on Nature-dependent electricity contracts.
These recent amended standards have no impact on the interim condensed consolidated financial statements.
The following new standards, amendments to existing standards and interpretations have been published but are not yet applicable on January 1, 2026 or have not yet been adopted by the European Union, and have not been applied early:
• Amendment to IAS 21 : Effects of Changes in Foreign Exchange Rates - Lack of Exchangeability;
•IFRS 18 : Presentation of financial statements;
These standards have not been early applied. Impact studies are in progress.

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The accounting rules and valuation principles applied for the financial statements at June 30, 2026 are the same as those applied at December 31, 2025 .
A.Revenue and other income
Revenue and other income resulted from collaboration and licensing agreements and government financing for research expenditure. They increased by €0.8 million, to €5.7 million for the six months ended June 30, 2026, as compared to revenue and other income of €4.9 million for the six months ended June 30, 2025.

in thousands of euro	June 30, 2026	June 30, 2025
Revenue from collaboration and licensing agreements	3,115	1,671
Government funding for research expenditures	2,548	3,189
Revenue and other income	5,663	4,860
Revenue from collaboration and licensing agreements
Revenue from collaboration and licensing agreements increased by €1.4 million, to €3.1 million for the six months ended June 30, 2026, as compared to revenue from collaboration and licensing agreements of €1.7 million for the six months ended June 30, 2025. As a reminder, these revenues mainly resulted from the spreading of proceeds received in connection with the agreements signed with AstraZeneca in April 2015 and October 2018 with Sanofi in 2016 and 2022. These revenues are recognized when the entity's performance obligation is met. They are recognized at a point in time or spread over time according to the percentage of completion of the work that the Company is committed to carry out under these agreements. Revenue from collaboration and licensing agreements are set forth in the table below:

(in thousands of euro)	June 30, 2026	June 30, 2025
Proceeds from collaboration and licensing agreements	2,698	755
of which monalizumab agreement (AstraZeneca)	—	56
of which Sanofi agreement 2022 - ANKET IPH62 - Recognition of license initial payment and income related to the completion of work in line with the joint research program	198	198
of which Sanofi agreement 2022 - ANKET IPH67 -Recognition of license initial payment, income related to the option exercise and income related to the completion of work in line with the joint research program	2,500	—
of which other agreements	—	501
Invoicing of R&D costs (IPH5201 agreement)	417	916
Revenue from collaboration and licensing agreements	3,115	1,671

Proceeds from collaboration and licensing agreements

Proceeds related to monalizumab - AstraZeneca:
Since December 31, 2025, the revenue of this agreement has been fully recognized, and accordingly, no “Current contract liabilities” related to these studies remains. Therefore, no revenue is recognized for the six months ended June 30, 2026, as compared to €0.1 million for the six months ended June 30, 2025.
Proceeds related to IPH5201 - AstraZeneca.
Revenue related to IPH5201 for the six months ended June 30, 2026 is $0.0 as well as for the six months ended June 30, 2025. As a reminder, the revenue is related to the milestone payment received from AstraZeneca
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following the signature on June 1, 2022 of an amendment to the initial contract signed in October 2018. This amendment sets the terms of the collaboration following AstraZeneca’s decision to advance IPH5201 to a Phase 2 study.
The Company will conduct the study. Both parties will share the external cost related to the study and incurred by the Company and AstraZeneca will provide products necessary to conduct the clinical trial.
Revenue from invoicing of research and development costs for the six months ended June 30, 2026 was 0.4 million compared to 0.9 million for the six months ended June 30, 2025, or a decrease of (0.5) million.
Proceeds related to Sanofi licensing and collaboration agreement (2016) :
Revenue related to the license and collaboration agreement signed with Sanofi in 2016 is nil for the six months ended June 30, 2026, as well as for the six months ended June 30, 2025.
On April 23, 2025, the Company announced that, in alignment with both company's current strategic priorities, Sanofi and Innate agreed to terminate the 2016 Agreement as it relates to SAR’579/IPH6101 (CD123 ANKET®). Innate regained the rights to SAR’579/IPH6101 in July 2025. Data from the Sanofi-led Phase 1/2 study and Phase 2 preliminary dose expansion of the trial have been transferred to Innate.
In a recent corporate update, Sanofi announced deprioritization of SAR’514, a trifunctional anti-BCMA NK-cell engager. Sanofi retains exclusive development and commercialization rights, and the license terms remain unchanged. It has not triggered any milestone payments as of June 30, 2026.
Proceeds related to Sanofi research collaboration and licensing agreement (2022) :
In December 2022, the Company entered into a research collaboration and license agreement with Genzyme Corporation, a wholly owned subsidiary of Sanofi (“Sanofi”), under which the Company granted Sanofi an exclusive license to Innate’s B7-H3 ANKET® program and options for two additional targets.
In March 2023, Innate Pharma received an upfront payment of €25 million under its research, collaboration and license agreement with Sanofi. This amount consisted of €18.5 million relating to the exclusive license to the B7-H3 technology, which was recognized in profit or loss in June 2023; €1.5 million relating to research activities to be performed over a three-year period, recognized as revenue on a straight-line basis through November 2026; and €5 million relating to the two additional license options, recognized as contract liabilities until their expiration or until the options are exercised.
In December 2023, Sanofi exercised one of its license options for an ANKET® program, resulting in the recognition of €2.5 million in revenue and the payment of a €15 million milestone, of which €13.3 million related to the license was recognized immediately in revenue and €1.7 million related to research activities. These research activities were discontinued following the termination of the agreement in October 2024, which led to the full recognition of the €1.7 million in revenue in 2024. As a result, Innate regained the rights to the IPH67 program, while Sanofi retains a right to compensation on any potential future revenues.
On January 24, 2026, following the expiration of the deadline to exercise the license option on an identified target, the revenue of €2.5 million has been fully recognized. Sanofi always has a right on a non-exclusive license option for an additional target, exercisable up to January 24, 2028. This option is not linked with any other revenue.

Government financing for research expenditures
The table below details government financing for research expenditures for the six months ended June 30, 2026 and June 30, 2025.
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in thousands of euro	June 30, 2026	June 30, 2025

Research tax credit	2,548	3,189
Grants	—	—
Government financing for research expenditures	2,548	3,189
Government financing for research expenditures decreased by €0.6 million, or 20.1%, to €2.5 million for the six months ended June 30, 2026 as compared to €3.2 million for the six months ended June 30, 2025.
The decrease of €0.6 million in the research tax credit is mainly due to the reduction in personnel expenses following the restructuring of the organization to concentrate preclinical and clinical research and development efforts on higher value assets.
As a reminder, the research tax credit is calculated as 30% of the amount of research and development expenses, net of grants received, eligible for the research tax credit for the fiscal year.
B.Operating expenses
The table below presents our operating expenses for the six months periods ended June 30, 2026 and June 30, 2025:

in thousands of euro	June 30, 2026	June 30, 2025
Research and development expenses	(16,877)	(20,520)
General and administrative expenses	(7,797)	(9,767)
Operating expenses	(24,674)	(30,287)

Research and development expenses (R&D)
R&D expenses in the periods presented primarily relate to activities for the Company’s clinical and preclinical programs. Our research and development expenses are broken down as set forth in the table below :

in thousands of euro	June 30, 2026	June 30, 2025
Monalizumab	(1)	(5)
Lacutamab	(2,706)	(3,218)
IPH65	(1,277)	(1,222)
IPH5201	(828)	(1,862)
IPH4502	(2,203)	(1,722)
Other programs	(166)	(167)
Sub-total programs in clinical development	(7,180)	(8,197)
Sub-total programs in preclinical development	(1,055)	(1,524)
Total direct research and development expenses	(8,235)	(9,721)
Personnel expenses (including share-based payments)	(6,256)	(8,996)
Depreciation and amortization	(187)	(257)
Other expenses	(2,199)	(1,546)
Personnel and other expenses	(8,642)	(10,800)
Total research and development expenses	(16,877)	(20,520)
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R&D expenses decreased by €3.6 million, or 17.8%, to €16.9 million for the six months ended June 30, 2026, as compared to R&D of €20.5 million for the six months ended June 30, 2025.
R&D expenses represented a total of 68.4% and 67.8% of the total operating expenses for the six months ended June 30, 2026 and June 30, 2025, respectively.
Direct R&D expenses totaled €8.2 million for the six months ended June 30, 2026, decreased by €1.5 million, or 15.3%, to as compared to an amount of €9.7 million for the six months ended June 30, 2025. This decrease can be broken down into two factors: expenses related to clinical programs decreased by €1.0 million, primarily due to the phasing of studies (lacutamab and IPH5201 reaching maturity, discontinuation of certain preclinical studies), a decrease partially offset by the ramp-up of IPH4502, our antibody-drug conjugate (ADC).
The change in expenses related to clinical programs is attributable to: (i) an increase of €0.5 million for IPH4502, related to the completion of patient enrollment in the dose-escalation phase of the Phase 1 study; (ii) a decrease of €0.5 million for the lacutamab program, as clinical studies are reaching completion; (iii) a decrease of €1.0 million in the IPH5201 program, as recruitment for Cohort 2 was less advanced than that for Cohort 1 whose recruitment was finalized in the first half of 2025.
Personnel and other R&D expenses decreased by €2.2 million, or 20.0%, to €8.6 million for the six months ended June 30, 2026, compared to €10.8 million for the six months ended June 30, 2025. This decrease is primarily due to a reduction in personnel expenses of €2.7 million, resulting from a reduction in the R&D workforce (from 133 to 92 employees), partially offset by a €0.7 million increase in other expenses, corresponding to a provision for risks and charges.
General and administrative expenses:
General and administrative expenses decreased by €2.0 million, or 20.2%, to €7.8 million for the six months ended June 30, 2026, as compared to general and administrative expenses of €9.8 million for the six months ended June 30, 2025. General and administrative expenses represent a total of 31.6% and 32.2% of the total operating expenses for the six months ended June 30, 2026 and June 30, 2025, respectively. The table below presents our general and administrative expenses by nature for the six months ended June 30, 2026 and June 30, 2025:

in thousands of euro	June 30, 2026	June 30, 2025
Personnel expenses (including shared-based payments)	(3,238)	(4,784)
Non scientific advisory and consulting	(1,185)	(1,397)
Other expenses (1)	(3,374)	(3,586)
Total general and administrative expenses	(7,797)	(9,767)

(1) Other expenses are related to intellectual property, maintenance costs for laboratory equipment and our premises, depreciation and amortization and other selling, general and administrative expenses.
Personnel expenses include compensation paid to our employees. They totaled €3.2 million for the six months ended June 30, 2026, compared to €4.8 million for the six months ended June 30, 2025, this decrease of €1.5 million is primarily due to employees reduction (29 employees for the six months ended June 30, 2026 vs. 42 for the six months ended June 30, 2025).
Non-scientific and consulting fees consist primarily of fees for statutory audit, accounting, legal services, and recruitment. This expense item decreased by €0.2 million, or 15.2%, to €1.2 million for the six months ended June 30, 2026, compared to €1.4 million for the six months ended June 30, 2025. The decrease is primarily due to the suspension of the “At the Market” program on the Nasdaq.
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Other expenses decreased by €0.2 million, primarily in connection with the Director & Officer (D&O) insurance policy.

C.Net financial income (loss)
We recognized a net financial loss of €0.6 million in the six months ended June 30, 2026 as compared to €4.1 million profit in the six months ended June 30, 2025. This variance of €4.7 million mainly results from (i) a unfavorable variation in net foreign exchange gain increasing by €(3.9) million for the first half of 2026 with its unfavorable impact on the collaboration liabilities recorded during the first half of 2026 in connection with the change in the dollar exchange rate and (ii) a decrease of €0.9 million in income resulting from financial assets and fair value revaluation related to the decrease in Cash and cash equivalent and financial assets.
The table below presents the components of our net financial income (loss) for the six months ended June 30, 2026 and June 30, 2025:

(in thousands of euro)	June 30, 2026	June 30, 2025

Interests and gain on financial assets	279	793
Unrealized gains on financial assets	90	464
Foreign exchange gains	415	5,630
Financial income	783	6,886
Foreign exchange losses	(1,224)	(2,574)
Paid Interests on financial liabilities	(170)	(229)
Financial expenses	(1,395)	(2,803)
Net financial income (loss)	(612)	4,083
Our investment policy focuses on the absence of capital risk and, as far as possible, a guaranteed minimum performance.
For the six months ended June 30, 2026 and June 30, 2025, the foreign exchange gains and losses mainly result from the variance of the exchange rate between the Euro and the U.S. dollar on U.S. dollar-denominated cash and cash equivalents and financial assets and collaboration debt. Unrealized losses on financial assets relate to unquoted instruments.

D.Balance sheet items
Cash, cash equivalents, short-term investments and non-current financial assets amounted to €21.4m as of June 30, 2026, as compared to €44.8m as of December 31, 2025. Net cash as of June 30, 2026 amounted to €0.1m (€25.5m as of December 31, 2025). Net cash is equal to cash, cash equivalents and short-term investments less current financial liabilities. Net cash is a non-IFRS financial indicator that is reviewed by the Company’s management and that the Company believes provides useful information to investors with respect to measuring cash resources that are available for strategic investment. Net cash is not defined by IFRS and is not a substitute for “cash and cash equivalents” as reported under IFRS. Management recognizes that the term net cash may be interpreted differently by other companies and under different circumstances.
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The other key balance sheet items as of June 30, 2026 are as follows:
•A receivable of €4.1 million from the French State, including €2.5 million for the research tax credit for the first half of 2026 and €1.6 million for VAT credits for the first half of 2026.
•Advances granted to suppliers to primarily finance ongoing clinical activities, amounting to €2.3 million.
•Collaboration debt of €39.6 million (of which €33.6 million is recorded as “Collaboration Debt – Non-Current Part”), corresponding to the Company’s commitment to co-financing the monalizumab program with AstraZeneca.
•Shareholders’ equity amounting to (40.5) million euros, including the net loss for the first half of 2026 of 19.6 million euros.
As of June 30, 2026, the Company has been primarily financed by revenue from its collaboration, licensing agreements since 2011 (€579.1m in total, or $656.1m), and by issuing new shares (324.3 in total excluding share-based payments and the costs the costs associated with capital increases). The table below summarizes the main capital increases, in value, between the creation of the Company and June 30, 2026:

As of	Amount raised
April 2000 :	€1.2	m
March 2001	€3.3	m
July 2002 :	€20.0	m
March 2004 :	€5.0	m
July 2004 :	€10.0	m
March 2006 :	€10.0	m
November 2006 :	€33.7	m
December 2009 :	€24.3	m
November 2013 :	€20.3	m
June 2014 :	€50.0	m
October 2018 :	€62.6	m
October 2019 :	€66.0	m
December 2024 :	€2.9	m
April 2025:	€15.0	m
Total	€324.3	m

The Company also has bank borrowings of €20.1m, including €12.8m of State Guaranteed Loans (“Prêts Garantis par l’Etat”) as of June 30, 2026 and €7.3m loans subscribed with Société Générale for the construction of its head office as well as €0.1m of lease liabilities.
The research tax credit (Crédit d’Impôt Recherche) (the “Research Tax Credit” or “CIR”) granted by the French tax authorities in order to encourage companies to conduct technical and scientific research. Companies that can justify that these expenses meet the required criteria receive such grants in the form of a refundable tax credit that can be used for the payment of taxes due for the period in which the expense was incurred and for the next three years or refunded if necessary upon expiry of such a period. As of December 31, 2025, the company again met these criteria and benefited from the early reimbursement, with the 2025 Research Tax Credit (CIR) amounting to €6.2 million received in the first half of 2026.
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Since its creation and at the date of this report, the Company has benefited from CIR reimbursements from French authorities for a net amount of €135.1m.

E.Cash-flow items
As of June 30, 2026, cash and cash equivalents amounted to €6.5m, a decrease of €21.6m compared to June 30, 2025.
The following table sets forth cash flow data for the six months ended June 30, 2026 and June 30, 2025:

in thousands of euro	June 30, 2026	June 30, 2025
Cash flows from / (used in) operating activities	(21,044)	(31,164)
Cash flows from / (used in) investing activities	2,030	6,974
Cash flows from / (used in) financing activities	(2,364)	10,476
Effect of the exchange rate changes	(253)	1,022
Net increase / (decrease) in cash and cash equivalents:	(21,631)	(12,691)

Cash flows from / (used in) operating activities:
Net cash flow from operating activities decreased by €10.1 million to €21.0 million for the six months ended June 30, 2026 as compared to net cash flow used in operating activities of €31.2 million for the six months ended June 30, 2025.
Net cash flow from operating activities for the first half of 2026 includes the receipt of the Research Tax Credit (CIR) due for fiscal year 2025, amounting to €6.2 million.
Excluding this receipt, cash flow from operating activities for the first half of 2026 is down by €3.9 million compared to the first half of 2025. This is primarily due to lower net payments to suppliers related to reduced operating expenses and changes in collaboration debt.

Cash flows from / (used in) investing activities:
Net cash flow from investing activities for the six months ended June 30, 2026 was €2.0 million, mainly composed of a disposal of current financial instruments to meet cash requirements.
Net cash flow from investing activities was €7.0 million for the six months ended June 30, 2025 and was mainly comprised of a disposal of a current financial instrument and reinvested up to 4.0 million euros in term deposits in order to secure and diversify investments.
The Company has not made any other significant investments in tangible, intangible or significant current and non-current financial assets during the first half of 2026 and 2025.
Cash flows from / (used in) financing activities:
Net cash flow in financing activities for the six months ended June 30, 2026 amounted to €2.4 million consumed as compared to net cash flow in financing activities of €10.5 million received the six months ended June 30, 2025.
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This cash flow includes the investment for a net amount of €14.9 million received from Sanofi, partially offset by consumptions mainly related to repayments of financial liabilities for €4.4 million for the six month ended June 30, 2025.
During the first half of 2026, repayments of financial liabilities amounted to €2.4 million. The company benefited from a deferral of loan repayments related to the second quarter of 2026 for an amount of €2.1 million. The deferred repayments are classified as Current Financial Liabilities.
F.Key events since January 1, 2026
None.
G.Nota
The interim condensed consolidated financial statements for the six-month period ended June 30, 2026 were established in accordance with IAS 34 standard adopted by European Union and as issued by the International Accounting Standards Board (IASB). They have been subject to a limited review by our Statutory Auditors and were approved by the Board of Directors of the Company on September 16, 2026. They will not be submitted for approval to the general meeting of shareholders.
H.Main risks and uncertainties for the remaining six months of the fiscal year
Risk factors identified by the Company are presented in the item 3.D of the annual report filed with the SEC (20-F), on April 1, 2026 (SEC Accession No. 0001598599-26-000005). The main risks and uncertainties the Company may face in the six remaining months of the year are the same as the ones presented in the annual report available on the internet website of the Company.
Of note, the risks that are likely to arise during the remaining six months of the current financial year could also occur during subsequent years.

I.Related party transactions
Transactions with related parties during the periods under review are disclosed in Note 18 to the interim consolidated financial statements as of June 30, 2026.

Innate Pharma |Half-year financial report June 30, 2026 | 13

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2026
Innate Pharma |Half-year financial report June 30, 2026 | 14

A.Interim Condensed Consolidated Statements of Financial Position (amounts in thousands of euro)

	Note	June 30, 2026	December 31, 2025
Assets

Current assets
Cash and cash equivalents	4	6,461	28,092
Short-term investments	4	4,435	6,218
Trade receivables and others	5	8,704	12,400
Total current assets		19,600	46,710

Non-current assets
Intangible assets	6		—
Property and equipment	7	3,643	4,356
Non-current financial assets	4	10,480	10,455
Other non-current assets		877	947
Trade receivables and others - non-current	5	126	251
Total non-current assets		15,126	16,009

Total assets		34,726	62,719
Liabilities

Current liabilities
Trade payables and others	8	11,269	15,042
Collaboration liabilities – current portion	13	8,995	6,501
Financial liabilities – current portion	9	10,790	8,802
Deferred revenue – current portion	13	127	2,825
Provisions - current portion	17	1,675	3,479
Total current liabilities		32,856	36,649

Non-current liabilities
Collaboration liabilities – non-current portion	13	30,616	31,748
Financial liabilities – non-current portion	9	9,416	13,771
Defined benefit obligations	10	1,951	1,923
Deferred revenue – non-current portion	13	—	—
Provisions - non-current portion	17	395	332
Total non-current liabilities		42,378	47,775

Shareholders’ equity
Share capital	11	4,697	4,687
Share premium	11	409,094	408,033
Retained earnings		(435,541)	(386,365)
Other reserves		865	1,118
Net income (loss)		(19,623)	(49,177)
Total shareholders’ equity		(40,508)	(21,704)

Total liabilities and shareholders’ equity		34,726	62,719

B.Interim Condensed Consolidated Statements of Income (Loss) (amounts in thousands of euro, except share and per share amounts)
Innate Pharma |Half-year financial report June 30, 2026 | 15

	Note	June 30, 2026	June 30, 2025

Revenue from collaboration and licensing agreements	13	3,115	1,671
Government financing for research expenditures	13	2,548	3,189
Other income	13	—	—

Revenue and other income		5,663	4,860

Research and development expenses	14	(16,877)	(20,520)
General and administrative expenses	14	(7,797)	(9,767)

Operating expenses		(24,674)	(30,287)

Operating income (loss)		(19,011)	(25,427)

Financial income	15	783	6,886
Financial expenses	15	(1,395)	(2,803)

Net financial income (loss)		(612)	4,083

Net income (loss) before tax		(19,623)	(21,344)

Income tax expense	16	—	—

Net income (loss)		(19,623)	(21,344)

Net income (loss) per share :
Weighted average number of shares :		93,826,793	86,936,945

(in € per share)
- Basic income (loss) per share	19	(0.21)	(0.25)
- Diluted income (loss) per share	19	(0.21)	(0.25)

C.Interim Condensed Consolidated Statements of Comprehensive Income (Loss) (amounts in thousands of euro)

	June 30, 2026	June 30, 2025
Net income (loss) for the period:	(19,623)	(21,344)
Items which will not reclassified in the consolidated statement of income (loss)
Actuarial gains and (losses) related to defined benefit obligations	—	142
Elements which will be reclassified in the consolidated statement of income (loss)
Foreign currency translation gain (loss)	(253)	1,025
Other comprehensive income (loss)	(253)	1,168
Total comprehensive income (loss)	(19,876)	(20,176)

Innate Pharma |Half-year financial report June 30, 2026 | 16

D.Interim Condensed Consolidated Statements of Cash Flows (amounts in thousands of euro)

	Note	June 30, 2026	June 30, 2025
Net income (loss)		(19,623)	(21,344)
Depreciation and amortization, net	6, 7	611	707
Employee benefits costs	10	28	79
Change in provision for charges	18	(1,741)	1,085
Share-based compensation expense	14	1,071	1,554
Change in fair value of financial assets	4	(90)	(249)
Foreign exchange (gains) losses on financial assets	4	(134)	1,347
Change in accrued interests on financial assets	4	(137)	(191)
Disposal of property and equipment (scrapping)	6,7	193	20
Other profit or loss items with no cash effect		(4)	3
Operating cash flow before change in working capital		(19,826)	(16,989)
Change in working capital (2) and (3)		(1,218)	(14,175)
Net cash generated from / (used in) operating activities: (1)		(21,044)	(31,164)
Acquisition of property and equipment, net	7.8	(90)	(58)
Disposal of property and equipment	4
Disposal of other assets
Purchase of other assets			(3)
Disposal of current financial instruments and paid interests	4	2,120	7,143
Interest received on financial assets	15		(108)
Net cash generated from / (used in) investing activities:		2,030	6,974
Proceeds from the exercise / subscription of equity instruments	11		14,932
Repayment of borrowings	9	(2,364)	(4,456)
Net cash generated / (used in) from financing activities:		(2,364)	10,476
Effect of the exchange rate changes		(253)	1,022
Net increase / (decrease) in cash and cash equivalents:		(21,631)	(12,692)
Cash and cash equivalents at the beginning of the year:	4	28,092	66,396
Cash and cash equivalents at the end of the six-months period:	4	6,461	53,704

(1) Cash flows from operating activities include an amount of €0.2 million of interests paid for the first half of 2026 (€0.4 million as of December 31, 2025) and interests received for €0.1 million for the first half of 2026 (€1.8 million as of December 31, 2025)
(2) Change in working capital are detailed below:

Change in working capital	Note	June 30, 2026	December 31, 2025	Variance
Trade receivables and others - current and non-current portion (excluding receivables related to Property & equipment)	5	8,760	12,651	3,891
Trade payables and others (excluding payables related to capital expenditures)	8	(11,269)	(15,042)	(3,773)
Collaboration liabilities - current and non-current portion	13	(39,611)	(38,249)	1,362
Deferred revenue - current and non-current portion	13	(127)	(2,825)	(2,698)
Total change in Working Capital		(42,247)	(43,465)	(1,218)
(3) 95% of the pre-financed CIR 2023 and 2024 has been collected. The 5% retained amount of €0.5 million for CIR 2023 and €€0.4 million for CIR 2024 previously recorded under ‘Trade receivables and others non current’ as of December 31, 2023 and December 31, 2024 has been reclassified under ‘Other non current assets’ as of December 31, 2024. It will be collected after a three- year delay, in 2027 and 2028 respectively.
Innate Pharma |Half-year financial report June 30, 2026 | 17

Change in working capital	Note	June 30, 2025	December 31, 2024	Variance
Trade receivables and others - current and non-current portion (excluding receivables related to Property & equipment)	13	16,987	14,300	(2,687)
Deferred revenue - current and non-current portion	13	(3,191)	(3,441)	(250)
Trade payables and others (excluding payables related to capital expenditures)	8	(12,041)	(16,007)	(3,966)
Collaboration liabilities - current and non-current portion	13	(41,300)	(48,571)	(7,271)
Total change in Working Capital		(39,545)	(53,719)	(14,175)

E.Interim Consolidated Statement of Changes in Shareholders’ Equity (amounts in thousands of euro, except share data)

In thousands of euro, except for data share	Ordinary Shares	Preferred Shares	Share capital	Share premium	Retained earnings	Other comprehensive income	Net income (loss)	Total attributable to equity holders of the Company
December 31, 2024	83,830,336	14,075	4,192	390,979	(336,893)	27	(49,471)	8,834

Net loss	—	—	—	—	—	—	(21,344)	(21,344)
Actuarial gains on defined benefit obligations	—	—	—	—	—	142	—	142
Foreign currency translation loss	—	—	—	—	—	1,025	—	1,025
Total comprehensive gain/(loss) for the period	—	—	—	—	—	1,168	(21,344)	(20,176)

Allocation of prior period income (loss)	—	—	—	—	(49,471)	—	49,471	—
Exercise and subscription of equity instruments	650	(5)	—	—	—	—	—	—
Net Capital increase	8,345,387	—	417	14,515	—	—	—	14,932
Shared-based payment	—	—	—	1,554	—	—	—	1,554
June 30, 2025	92,176,373	14,070	4,610	407,048	(386,364)	1,195	(21,344)	5,144

December 31, 2025	93,719,323	13,905	4,687	408,033	(386,365)	1,118	(49,177)	(21,704)

Net income	—	—	—	—	—	—	(19,623)	(19,623)
Actuarial loss on defined benefit obligations	—	—	—	—	—	—	—	—
Foreign currency translation loss	—	—	—	—	—	(253)	—	(253)
Total comprehensive gain/(loss) for the period	—	—	—	—	—	(253)	(19,623)	(19,876)

Allocation of prior period income (loss)	—	—	—	—	(49,177)	—	49,177	—
Exercise and subscription of equity instruments	202,540	(1,558)	—	—	—	—	—	—
Net Capital Increase	—	—	10	(10)	—	—	—	—
Shared-based payment	—	—	—	1,071	—	—	—	1,071
June 30, 2026	93,921,863	12,347	4,697	409,094	(435,542)	865	(19,623)	(40,508)

Innate Pharma |Half-year financial report June 30, 2026 | 18

F.Interim Condensed Notes to the Consolidated Financial Statements
1.The Company and key events
1.1The company
As the Group, is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Leveraging its expertise in antibody-engineering and innovative target identification, Innate Pharma is developing innovative and differentiated next-generation antibody therapeutics.
Innate Pharma is advancing a portfolio of differentiated potential first- and/or best-in-class assets, focused on areas of high unmet medical need. Its proprietary pipeline is centered on antibody-drug conjugates (ADCs), led by IPH4502, a differentiated Nectin-4 ADC in clinical development for solid tumors, and supported by a preclinical portfolio of next-generation ADC candidates. In parallel, Innate is advancing two partnered late-stage assets: lacutamab, developed with Sobi for T-cell lymphomas, and monalizumab, developed with AstraZeneca for non-small cell lung cancer.
Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.
Since its creation, the Company has suffered losses due to its research and development ("R&D") activities. The first half of 2026 generated a net loss of 19,623 thousand euros. As of June 30, 2026, shareholders' equity amounted to 40,508 thousand euros. Subject to receiving new milestone payments related to its collaboration agreements, the Company expects to incur additional losses until, if necessary, it can generate significant revenues from its drug candidates in development.
The Company’s future operations are highly dependent on a combination of factors, including: (i) the success of its R&D; (ii) regulatory approval and market acceptance of the Company’s future drug candidates; (iii) the timely and successful completion of additional financing; and (iv) the development of competitive therapies by other biotechnology and pharmaceutical companies. As a result, the Company is and should continue, in the short to mid-term, to be financed through partnership agreements for the development and commercialization of its drug candidates and through the issuance of new equity instruments and debt financing.
The activity of the Company is not subject to seasonal effects.
As of June 30, 2026, the Company had one wholly owned subsidiary: Innate Pharma, Inc., incorporated under the laws of Delaware in 2009. This subsidiary is fully consolidated.
Innate Pharma is based in Marseille, France and listed on Euronext in Paris and Nasdaq in the United States, and had 120 full time equivalent employees as of June 30, 2026.

1.2Key events for the six-month period ended June 30, 2026
None.

2.Basis of presentation and statement of compliance
2.1Basis of preparation
Innate Pharma |Half-year financial report June 30, 2026 | 19

The interim condensed consolidated financial statements were closed by the Chief Executive Officer, approved and authorized by the Board of Directors on September 16, 2026 upon recommendation of the Audit Committee on September 11, 2026.
They have been prepared in accordance with IAS 34, ‘Interim Financial Reporting’ as issued by the International Accounting Standard Board (“IASB”), as adopted by the European Union (EU). For the presented periods, the differences between IFRS as issued by IASB and IFRS adopted by EU had no impact on the interim condensed consolidated financial statements as of June 30, 2026.
The general accounting conventions were applied in accordance with the underlying assumptions, namely (i) going concern, (ii) permanence of accounting methods from one year to the next and (iii) independence of financial years, and in conformity with the general rules for the preparation and presentation of consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”). The interim condensed consolidated financial statements do not include all disclosures required for annual financial statements and should therefore be read in conjunction with the consolidated financial statements as of and for the year ended December 31, 2025.
The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.
The Group has historically financed its operations through revenues generated from collaboration and licensing agreements, public funding, capital increases and other financing arrangements.
As of June 30, 2026, based on the Group’s cash position at that date and management’s cash flow forecasts, the Group would not have had sufficient financial resources to fund its planned operations over the twelve-month period following the approval of these interim condensed consolidated financial statements.
On August 10, 2026, the Company entered into a strategic licensing and commercialization agreement with Swedish Orphan Biovitrum AB (“Sobi”) relating to lacutamab. Under the terms of the agreement, the Company is entitled to receive an upfront payment of USD 75 million upon closing of the transaction, in addition to potential future development, regulatory and commercial milestone payments and royalties.
The conditions required for the effectiveness of the agreement, including those relating to antitrust regulatory clearances and manufacturing capacity arrangements, have been satisfied prior to the approval of these interim condensed consolidated financial statements. Management therefore expects the upfront payment of USD 75 million to be received in accordance with the contractual terms.
In addition, the Company successfully completed on August 14, 2026 an equity financing transaction through a private placement of ordinary shares, generating gross proceeds of approximately €30 million.
Taking into account the expected proceeds from the Sobi transaction together with the proceeds received from the capital increase, management estimates that the Group has sufficient financial resources to fund its planned operations until the first quarter of 2028.
Accordingly, the Board of Directors has adopted the going concern basis in preparing these interim condensed consolidated financial statements.

Except for share data and per share amounts, the Consolidated Financial Statements are presented in thousands of euro. Amounts are rounded up or down to the nearest whole number for the calculation of certain financial data and other information contained in these accounts. Accordingly, the total amounts presented in certain tables may not be the exact sum of the preceding figures
2.2Use of judgments and estimates
The preparation of financial statements in accordance with IFRS requires the Company to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets
Innate Pharma |Half-year financial report June 30, 2026 | 20

and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period.
These estimates can be revised where the circumstances on which they are based change. The actual results may therefore differ from the estimates initially formulated. The estimates and judgments which are mainly used by the Company are detailed in note 2.w) of the appendix to the consolidated financial statements as of December 31, 2025 filed with SEC (20-F) on April 1st, 2026. As of June 30, 2026, the Company has not identified any other significant estimates and judgments that could have an impact on the consolidated financial statements.

2.3Recently issued accounting standards and interpretations
The following new standards, amendments to existing standards and interpretations have been published and are applicable on January 1, 2026 and, as such, they have been adopted by the Company:
•Amendment to IFRS 9 : Classification and Measurement of Financial Instruments;
•Amendments to IFRS 7 and IFRS 9: Clarification on Nature-dependent electricity contracts.
These recent amended standards have no impact on the interim condensed consolidated financial statements.
The following new standards, amendments to existing standards and interpretations have been published but are not yet applicable on January 1, 2026 or have not yet been adopted by the European Union, and have not been applied early:
• Amendment to IAS 21 : Effects of Changes in Foreign Exchange Rates - Lack of Exchangeability;
•IFRS 18 : Presentation of financial statements;
These standards have not been early applied. Impact studies are in progress.
The accounting rules and valuation principles applied for the financial statements at June 30, 2026 are the same as those applied at December 31, 2025 .
2.4Translation of transactions denominated in foreign currency
Foreign currency transactions are translated into the functionnal currency using the following exchange rates:

	June 30, 2026		December 31, 2025		June 30, 2025
€1 equals to	Average rate	Closing rate	Average rate	Closing rate	Average rate	Closing rate
USD	€1.17	€1.14	€1.13	€1.18	€1.09	€1.17

3.Management of financial risks
The Company did not identify other risks than the ones presented in the consolidated financial statements for the year ended December 31, 2025.

4.Cash, cash equivalents, short-term investments and non-current financial assets
Innate Pharma |Half-year financial report June 30, 2026 | 21

(in thousands of euro)	June 30, 2026	December 31, 2025

Cash and cash equivalents	6,461	28,092
Short-term investments	4,435	6,218
Cash, cash equivalents and short-term investments	10,896	34,310
Non-current financial assets	10,480	10,455
Cash, cash equivalents and financial assets	21,376	44,765
Cash and cash equivalents are mainly composed of current bank accounts, interest-bearing accounts and fixed-term accounts and mutual funds units (with short-term maturities) held with various banking institutions.
As of June 30, 2026, the Company also holds shares in three mutual funds. The risk profiles of these funds are rated from 1 to 7 by the financial institution that manages and markets these funds (1 being the lowest risk profile).When the maturity of shares in mutual funds is longer than one year, they are classified as non-current financial instruments.
Non-current financial assets generally include a guarantee of capital at the maturity date (which is always longer than one year). These instruments are defined by the Company as financial assets at fair value through profit or loss and classified as non-current due to their maturity.
As of June 30, 2026 and December 31, 2025, the amount of cash, cash equivalents and financials assets denominated in US dollars amounted to €4,300 thousand and €7,078 thousand, respectively.
Changes in short-term investments and non-current financial assets for the six months ended June 30, 2026 and June 30, 2025 are the following:

(in thousands of euro)	December 31, 2025	Additions (1)	Deductions (2)	Variance of fair value through the consolidated statement of income (loss)	Variation of accrued interests	Foreign currency effect	June 30, 2026
Short-term investments	6,218	137	(2,136)	82	—	134	4,435
Non-current financial assets	10,455	—	—	25	—	—	10,480
Total	16,673	137	(2,136)	107	—	134	14,915

(in thousands of euro)	December 31, 2024	Additions	Deductions	Variance of fair value through the consolidated statement of income (loss)	Variation of accrued interests	Foreign currency effect	June 30, 2025
Short-term investments	14,375	—	(7,035)	140	191	(1,347)	6,324
Non-current financial assets	10,281	—	—	109	—	—	10,390
Total	24,656	—	(7,035)	249	191	(1,347)	16,714
(1) The additions correspond to both acquisitions and reclassifications of financial assets according to their maturity at the closing date.
(2) The deductions correspond to both disposals and reclassifications of financial assets according to their maturity at the closing date.
Innate Pharma |Half-year financial report June 30, 2026 | 22

For the six months ended June 30, 2026 , variance of fair value through the consolidated statement of income (loss) is made of €25 thousand of unrealized gains on non-current financial assets and €82 thousand of unrealized gains on short-term investments. For the six months ended June 30, 2025, variance of fair value through the consolidated statement of income (loss) was made of €109 thousand of unrealized gains on non-current financial assets and €140 thousand of unrealized gains on short-term investments (see note 15).

5.Trade receivables and others

(in thousands of euro)	June 30, 2026	December 31, 2025

Other receivables	176	117
Research tax credit(1)	2,548	6,174
Other tax credits	19	19
Prepaid expenses (2)	1,861	2,387
VAT refund	1,583	909
Trade account receivables	260	391
Prepayments made to suppliers (3)	2,257	2,402
Receivables and others - current	8,704	12,400
Research tax credit (1)		—
Prepaid expenses (2)	126	251
Prepayments made to suppliers (3)		—
Receivables and others - non-current	126	251
Trade receivables and others	8,830	12,651

(1)The amount of €6,174 thouand recognized in current receivables as of December 31, 2025 corresponds to the Crédit d’impôt Recherche (CIR) for the 2025 tax year following the fact that the Company met the eligibility criteria for the SME status as of December 31, 2025. Thus, the CIR for the 2025 represented a current receivable which will in principle be offset against the French corporate income tax due by the Company or refunded if necessary. In accordance with that principles described in Note 2.q, the research tax credit (Crédit d’Impôt Recherche or “CIR”) is recognized as other operating income in the year to which the eligible research expenditure relates. The amount of CIR recognized as current receivables as of June 30, 2026 is , which includes €6,174 thouand of CIR for the first half of 2026.
(2)As of June 30, 2026, and December 31, 2025 the prepaid expenses includes amounts of €375 thousand and €500 thousand, respectively, relating to the guarantee fees in line with the two State Guaranteed Loans from Société Générale and BNP Paribas. Following the extension of these two loans repayment for an additional period, the full amount of the guarantee fee over the additional five-year period has been recognized as an operating expense in 2022. As of June 30, 2026 and December 31, 2025, an adjustment is made through the prepaid accounts to reflect the fact that the expenses are related to the fiscal year (see note 9).
(3)As of June 30, 2026, and December 31, 2025, advances had been paid to suppliers. These advances will be deducted from subsequent payments in accordance with the terms of the contracts.
The net book value of the receivables is considered to be a reasonable approximation of their estimated fair value. No valuation allowance was recognized on trade receivables and others as the credit risk of each debtor was considered as not significant.

6.Intangible assets
Innate Pharma |Half-year financial report June 30, 2026 | 23

Monalizumab rights under the 2014 monalizumab (NKG2A) Novo Nordisk agreement
Since their acquisition, monalizumab rights are amortized on a straight-line basis over the anticipated residual duration of the Phase II trials. The Company has reassessed the anticipated residual duration of the Phase 2 trials as of June 30, 2026 and estimated that it has been fully amortized in 2024, as a result of the completion of some trials and by modifying the estimated end dates relating to certain cohorts.
The net book values of the monalizumab rights were nil as of June 30, 2026 and June 30, 2025.

Avdoralimab (IPH5401) (anti-C5aR) rights acquired from Novo Nordisk A/S
The avdoralimab rights, initially recorded as an intangible asset in the agreement with Novo Nordisk A/S, were fully impaired in 2022 following the discontinuation of product development for bullous pemphigoid ("BP").
As of December 31, 2025, the asset was derecognized and the corresponding impairment provision reversed, following the Board of Directors' decision of December 11, 2025, to discontinue the intellectual property rights associated with this asset.
No activity occurred on this matter during the first half of 2026.

Innate Pharma |Half-year financial report June 30, 2026 | 24

7.Property and equipment

(in thousands of euro)	Lands and buildings	Laboratory equipment and other	In progress	Total
December 31, 2024
January 1, 2025	2,285	2,861	—	5,133
Of which right of use assets	1,269	1,121	—	2,389
Acquisitions	285	276	—	562
Of which right of use assets	285	218	—	503
Disposals	—	(20)	—	(20)
Of which right of use assets	—	(12)	—	(12)
Depreciation	(294)	(413)	—	(707)
Of which right of use assets	(231)	(111)	—	(341)
Transfers	—	—	—	—
Of which right of use assets	—	—	—	—
Foreign exchange variation	(13)	—	—	(13)
Of which right of use assets	(13)	—	—	(13)
June 30, 2025	2,263	2,705	—	4,955
Of which right of use assets	1,310	1,215	—	2,526

(in thousands of euro)	Lands and buildings	Laboratory equipment and other	In progress	Total

January 1, 2026	1,971	2,385	—	4,356
Of which right of use assets	1,083	1,101	—	2,184
Acquisitions	81	8	—	90
Of which right of use assets	—	—	—	—
Disposals	(172)	(21)	—	(193)
Of which right of use assets	—	(19)	—	(19)
Depreciation	(262)	(348)	—	(611)
Of which right of use assets	(204)	(110)	—	(314)
Transfers	—	—	—	—
Of which right of use assets	—	—	—	—
Foreign exchange variation	—	—	—	—
Of which right of use assets	—	—	—	—
June 30, 2026	1,618	2,024	—	3,643
Of which right of use assets	879	971	—	1,850

Innate Pharma |Half-year financial report June 30, 2026 | 25

8.Trade payables and others

(in thousands of euro)	June 30, 2026	December 31, 2025

Suppliers (excluding payables related to capital expenditures) (1)	5,430	7,475
Tax and employee-related payables	5,145	6,546
Other payables (2)	694	1,021
Trade payables and others (excluding payables related to capital expenditures)	11,269	15,042
Payables related to capital expenditures	—	—
Payables and others	11,269	15,042

(1) At December 31, 2025, trade payables include annual billings not present at June 30, 2026.
(2) As of June 30, 2026 and June 30, 2025, this amount includes mainly the liability related to the payment of the guarantee fees on the two State Guaranteed Loans obtained from Société Générale and BNP Paribas in 2021 for €694 and €1,021 thousand The cost of the guarantee is spread over the repayment period of these loans, i.e., December 31, 2027.(see note 9).
The book value of trade payables and others is considered to be a reasonable approximation of their fair value.

9.Financial liabilities

(in thousands of euro)	December 31, 2025	Proceeds from borrowing	Proceeds from lease liabilities and other non cash effects	Repayments of borrowings/leases liabilities	Exchange rate variation (non cash)	June 30, 2026
State guaranteed loan Société Générale (1)	10,162	—	—	(1,252)	—	8,910
State guaranteed loan BNP Paribas (1)	4,393	—	—	(544)	—	3,849
State guaranteed loans - accrued interest	—	—	—	—	—	—
Lease liabilities – Building "Le Virage" (3)	137	—	—	(137)	—	—
Lease liabilities – Premises Innate Inc.	55	—	2	(48)	—	9
Lease liabilities – Laboratory equipment	—	—	—	—	—	—
Lease liabilities – Vehicles	40	—	(12)	(20)	—	8
Lease liabilities - Printers	—	—	—	—	—	—
Lease liabilities - Meraki	150	—	—	(35)	—	115
Borrowing – Equipment	—	—	—	—	—	—
Borrowing – Building (2)	7,634	—	—	(319)	—	7,315
Total	22,571	—	(10)	(2,355)	—	20,206

As of June 30, 2026, for the majority of borrowings and others loans, the fair values are not materially different from their carrying amounts, since the interest payable on these borrowings is either close to current market rates or the borrowings are short-term in nature.The company benefited from a deferal of loan maturities related to the second quarter of 2026 in the amount of €2.1 thousand. the deferred maturities are classified as current financial liabilities.
Innate Pharma |Half-year financial report June 30, 2026 | 26

(in thousands of euro)	December 31, 2024	Proceeds from borrowing	Proceeds from lease liabilities and other non cash effects	Repayments of borrowings/leases liabilities	Exchange rate variation (non cash)	June 30, 2025
State guaranteed loan Société Générale (1)	15,125	—	7	(2,479)	—	12,653
State guaranteed loan BNP Paribas (1)	6,558	—	2	(1,082)	—	5,478
State guaranteed loans - accrued interest	—	—	—	—	—	—
Lease liabilities – Building "Le Virage"	131	—	280	(137)	—	274
Lease liabilities – Premises Innate Inc.	164	—	—	(45)	(19)	100
Lease liabilities – Laboratory equipment	—	—	—	—	—	—
Lease liabilities – Vehicles	71	—	6	(26)	—	51
Lease liabilities - Printers	9	—	—	(4)	—	5
Lease liabilities - Meraki	—	—	212	(26)	—	186
Borrowing – Equipment	43	—	—	(28)	—	14
Borrowing – Building (2)	8,894	—	—	(627)	—	8,267
Total	30,995	—	507	(4,454)	(19)	27,029

(1) As a reminder, on January 5, 2022, the Company announced that it had obtained €28.7 million in non-dilutive financing in the form of two State Guaranteed Loans from Société Générale (€20.0 million) and BNP Paribas (€8.7 million). The Company received the funds related to these two loans on December 27 and 30, 2021 respectively. Both loans have an initial maturity of one year with an option to extend to five years usable from August, 2022. They are 90% guaranteed by the French government as part of the package of measures put in place by the French government to support companies during the COVID-19 pandemic. In August 2022, the Company has requested the extension of these two loans repayment for an additional period of five years starting in 2022 and including a one-year grace period. Consequently, the Company has obtained agreements from Société Générale and BNP Paribas. The effective interest rates applied to these contracts during the additional period are 1.56% and 0.95% for Société Générale and BNP Paribas loans, respectively, excluding insurance and guarantee fees, with an amortization exemption for the entire year 2023. During this grace period, the Company will only be liable for the payment of interest and the guarantee fees. The amortization of the two loans began in 2024 for a period of four years. The state guarantee fees amounts to €877 thousand and €379 thousand for Société Générale and BNP Paribas loans respectively.
(2) On July 3, 2017, the Company borrowed from the Bank “Société Générale” in order to finance the construction of its future headquarters. This loan amounting to a maximum of €15,200 thousand will be raised during the period of the construction in order to pay the supplier payments as they become due. As of December 31, 2018 and 2019, the loan was raised at an amount of €1,300 thousand.
The loan release period was limited to August 30, 2019. On August 30, 2019, the Company drew down the remaining portion of the €15,200 thousand loan granted, for an amount of €13,900 thousand. The reimbursement of the capital has begun in August 30, 2019 and will proceed until August 30, 2031 (12 years). Given the development of its portfolio and in particular the refocusing of its activities on research and development, the Company has for the time being suspended the project to build its new head office on the land acquired in Luminy. In the meantime, the loan will be used to finance several structuring projects (improvement of the information
Innate Pharma |Half-year financial report June 30, 2026 | 27

system, development of a commercial platform, development of additional premises rented, etc.). As of June 30, 2026, the remaining capital of the loan amounted to €7,315 thousand (€7,634 thousand as of December 31, 2025). The Company authorized collateral over financial “Société Générale” instruments amounting to €15,200 thousand. The security interest on the pledge financial instruments will be released in accordance with the following schedule: €4,200 thousand in July 2024, €5,000 thousand in August 2027 and €6,000 thousand in August 2031. Following the release of the pledge on the €4.2m financial instrument that had reached maturity, the Company received this amount in July 2024.
This loan bears a fixed interest rate of 2.01%. It is subject to a covenant based on the assumption that the total cash, cash equivalents and current and non-current financial assets are at least equal to principal as of financial year end.
During the first semester 2026, the covenant based on the assumption that the total cash, cash equivalents and current and non-current financial assets are at least equal to principal as of financial year end with a 15% margin, to cover the capital risk associated with the underlying financial instruments, has been adjusted to €8.4m.
The table below shows the schedule for the contractual repayment of financial liabilities (being principal and interest payments) as of June 30, 2026:

	Current	Non Current
	30.06.2027	30.06.2028	30.06.2029	30.06.2030	30.06.2031	>30.06.2031
(in thousands of euro)	Within 1 year	From 1st to 2nd year included	From 2nd to 3th year included	From 3th to 4th year included	From 4th to 5th year included	Over 5 years	Total

State guaranteed loan Société Générale	6,335	2,569	—	—	—	—	8,904
State guaranteed loan BNP Paribas	2,741	1,106	—	—	—	—	3,847
State guaranteed loans - accrued interest	6	—	—	—	—	—	6
Lease liabilities – Building "Le Virage"	—	—	—	—	—	—	—
Lease liabilities – Premises Innate Inc.	8	—	—	—	—	—	8
Lease liabilities – Laboratory equipment	—	—	—	—	—	—	—
Lease liabilities – Vehicles	10	1	—	—	—	—	11
Lease liabilities - Printers	—	—	—	—	—	—	—
Lease liabilities - Meraki	72	43	—	—	—	—	115
Borrowing – Equipment	—	—	—	—	—	—	—
Borrowing – Building	1,618	1,324	1,351	1,379	1,406	237	7,315
Bank account overdraft	10,790	5,043	1,351	1,379	1,406	237	20,206

Innate Pharma |Half-year financial report June 30, 2026 | 28

10.Employee benefit
Defined benefit obligation

(in thousands of euro)	June 30, 2026	December 31, 2025

Allowance for retirement defined benefit	1,678	1,665
Allowance for seniority awards	272	258
Defined benefit obligations	1,951	1,923
Amounts recognized in the statement of financial position are determined as follows (in thousand euros):

As of January 1, 2025	2,730

Service cost	420
Payments (benefits and contributions paid by the employer)	(94)
Actuarial (gain) / loss	(281)

As of December 31, 2025	1,923

Service cost	132
Payments (benefits and contributions paid by the employer)	(104)
Actuarial (gain) / loss	—

As of June 30, 2026	1,951
There are no assets covering this liability.
Discount rates used by the Company to evaluate retirement benefits were based on iBoxx Corporate AA. The discount rate applied to end-of-career benefits was 3.85% both as of June 30, 2026 and December 31, 2025,.

11.Capital
11.1Share capital

The Company manages its capital to ensure that the Company will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance.
As of June 30, 2026, the Company’s share capital amounted to €4,696,711 divided into (i) 93,921,863 ordinary shares, each with a nominal value of €0.05; (ii) 4,766 “2016” preferred shares, each with a nominal value of €0.05, and (iii) 7,581 “2017” preferred shares, each with a nominal value of €0.05, respectively, fully paid up.
Share capital does not include BSAs, BSAAR, AGAs and AGAPs that have been granted to certain investors or natural persons, both employees and non-employees of the Company, but not yet exercised.
On October 21, 2019 and December 30, 2019, the retention period for the “2016 free preferred shares” has ended. The number of ordinary shares to which the conversion of one preferred share entitle has been determined according to the achievement of the performance criteria. Holders of “2016” preferred shares” are entitled to vote at our shareholders’ meetings, to dividends and to preferential subscription rights, on the basis of the number of ordinary shares to which they are entitled if they convert their preferred shares.
Innate Pharma |Half-year financial report June 30, 2026 | 29

In April 3, 2021, the retention period for the "2017 free preferred shares" has ended. The number of ordinary shares to which the conversion of one preferred share entitle has been determined according to the fulfillment of the performance criteria. According to these same performance criteria, the Executive Board of April 7, 2021 noted that the "2017 preferred shares" did not give right to any ordinary shares. The “2017 preferred shares” will not be redeemed by the Company and will remain incorporated into the capital, unless subsequently decided by the Executive Board. As the conversion is void, the "2017 preferred shares" no longer give the right to vote at our general meetings, nor to receive dividends.
11.2Treasury shares
The Company held 18,575 of its own shares as of June 30, 2026 and December 31, 2025, respectively.

11.3Share based payments
The Company has issued BSAs, BSAARs, AGAs and AGAPs as follows:

Date	Types	Number of warrants issued as of 6/30/2026	Number of warrants void as of 6/30/2026	Number of warrants exercised as of 6/30/2026	Number of warrants outstanding as of 6/30/2026	Maximum number of shares to be issued as of 6/30/2026	Exercise price per share (in €)
Sept. 9, 2011	BSAAR 2011	650,000	25,000	625,000	—	—	2.04
May 27, 2013	BSAAR 2012	146,050	12,250	133,800	—	—	2.04
July 1, 2015	BSAAR 2015	1,050,382	1,048,442	1,940	—	—	7.20
October 21, 2016	AGAP Management 2016-1	2,000	1,300	700	—	—	-
October 21, 2016	AGAP Employees 2016-1	2,486	1,021	1,465	—	—	-
October 21, 2016	AGA Management 2016-1	50,000	—	50,000	—	—	-
December 30, 2016	AGAP Management 2016-2	3,000	3,000	—	—	—	-
December 30, 2016	AGA Management 2016-2	250,000	—	250,000	—	—	-
April 3,2018	AGAP Employees 2017-1	5,725	5,725	—	—	—	-
April 3,2018	AGAP Management 2017-1	2,400	2,400	—	—	—	—
April 3,2018	AGA Employees 2017	114,500	4,000	110,500	—	—	—
July 3, 2018	AGA Bonus 2018-1	67,028	469	66,559	—	—	-
November 20, 2018	AGAP Perf Employees 2018-1	327,500	224,375	103,125	—	—	-
November 20, 2018	AGAP Perf Management 2018-1	260,000	150,000	110,000	—	—	-
January 14, 2019	AGA Employees 2018	90,650	5,000	85,650	—	—	-
April 29, 2019	AGA New Members 2017-1	25,000	—	25,000	—	—	-
July 3, 2019	AGA Bonus 2019-1	57,376	—	57,376	—	—	-
November 4, 2019	AGAP 2019 Employees 2019	546,700	375,150	171,550	—	—	—
November 4, 2019	AGAP 2019 Management 2019	355,000	207,500	147,500	—	—	—
July 13, 2020	AGA Bonus 2020-1 & 2	79,861	17,885	61,976	—	—	-
August 5, 2020	AGAP Employees 2020-1	766,650	681,420	85,230	—	—	-
August 5, 2020	AGAP Management 2020-1	710,000	580,000	130,000	—	—	-
July 22, 2021	AGA Bonus 2021-1	125,748	—	125,748	—	—	-
October 1, 2021	AGAP Employees 2021-1	1,066,600	454,520	612,080	—	—	-
October 1, 2021	AGAP Management 2021-1	610,000	194,000	416,000	—	—	-
Innate Pharma |Half-year financial report June 30, 2026 | 30

February 12, 2022	AGA "Plan Epargne Entreprise" 2022	138,960	—	138,960	—	—	—
October 3, 2022	AGA Bonus 2022-1	128,061	—	128,061	—	—	—
December 12, 2022	AGA Perf Employees 2022-1	1,371,500	400,000	971,500	—	—	—
December 12, 2022	AGA Perf Management 2022-1	550,000	—	550,000	—	—	—
April 14, 2023	AGA "Plan Epargne Entreprise" 2023	163,293	—	163,293	—	—	—
November 2, 2023	AGA New members 2023-1	25,000	—	—	25,000	25,000	—
December 21, 2023	AGA Perf Employees 2023-1	1,403,500	543,000	—	860,500	860,500	—
December 21, 2023	AGA Perf Management 2023-1	750,000	300,000	—	450,000	450,000	—
February 15, 2024	AGA New members 2024-1	25,000	25,000	—	—	—	—
June 10, 2024	AGA "Plan Epargne Entreprise" 2024	68,744	—	68,744	—	—	—
August 1, 2024	AGA Perf Management 2024-1	150,000	—	—	150,000	150,000	—
November 13, 2024	AGA employees 2024-1	370,560	101,160	—	269,400	269,400	—
November 13, 2024	AGA Perf Employees 2024-1	1,162,900	339,500	—	823,400	823,400	—
November 13, 2024	AGA Perf Management 2024-2	975,000	450,000	—	525,000	525,000	—
November 13, 2024	AGA Management 2024-1	200,000	—	—	200,000	200,000	—
May 7, 2025	AGA 2025-01	220,500	61,100	—	159,400	159,400	—
May 6, 2026	AGA 2025-02	432,162	13,167	—	418,995	418,995	—
May 6, 2026	AGA Management 2025	18,750	—	—	18,750	18,750	—
May 6, 2026	AGA Perf Employees 2025-1	1,296,438	39,500	—	1,256,938	1,256,938	—
May 6, 2026	AGA Perf Management 2025-2	1,065,000	—	—	1,065,000	1,065,000	—
July 21, 2020	Stock Options 2020-1	102,000	102,000	—	—	—	—
September 11, 2024	Stock Options 2024-1	100,000	100,000	—	—	—	2.18
July 29, 2011	BSA 2011-2	225,000	25,000	200,000	—	—	1.77
July 17, 2013	BSA 2013	237,500	12,500	225,000	—	—	2.36
July 16, 2014	BSA 2014	150,000	75,000	75,000	—	—	8.65
April 27, 2015	BSA 2015-1	70,000	70,000	—	—	—	9.59
July 1, 2015	BSA 2015-2	14,200	14,200	—	—	—	14.05
September 20, 2017	BSA 2017	37,000	—	—	37,000	37,000	11.00
December 16, 2022	BSA 2022-1	40,000	31,740	—	8,260	8,260	2.31
December 15, 2023	BSA 2023-1	50,000	12,000	—	38,000	38,000	2.26
July 25, 2025	BSA 2025-1	80,000	30,000	—	50,000	50,000	1.62
	Total as of June 30, 2026	18,985,724	6,738,324	5,891,757	6,355,643	6,355,643

Innate Pharma |Half-year financial report June 30, 2026 | 31

12.Financial instruments recognized in the statement of financial position and related effect on the income statement
The following tables show the carrying amounts and fair values of financial assets and financial liabilities. The tables do not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

As of June 30, 2026	Book value on the statement of financial position	Fair value through profit and loss (1)	Amortized cost (2)	Fair value
Financial assets
Non-current financial assets	10,480	10,480	—	10,480
Trade receivables and others	8,830	—	8,830	8,830
Short-term investments	4,435	4,435	—	4,435
Cash and cash equivalents	6,461	6,461	—	6,461
Total financial assets	30,206	21,376	8,830	30,206
Financial liabilities
Financial liabilities—non-current portion	9,416	—	9,416	9,416
Financial liabilities—current portion	10,790	—	10,790	10,790
Trade payables and others	11,269	—	11,269	11,269
Total financial liabilities	31,475	—	31,475	31,475

As of December 31, 2025	Book value on the statement of financial position	Fair value through profit and loss (1)	Amortized Cost (2)	Fair value
Financial assets
Non-current financial assets	10,455	10,455	—	10,455
Trade receivables and others	12,651	—	12,651	12,651
Short-term investments	6,218	6,218	—	6,218
Cash and cash equivalents	28,092	28,092	—	28,092
Total financial assets	57,416	44,765	12,651	57,416
Financial liabilities
Financial liabilities—non-current portion	13,771	—	13,771	13,771
Financial liabilities—current portion	8,802	—	8,802	8,802
Trade payables and others	15,042	—	15,042	15,042
Total financial liabilities	37,615	—	37,615	37,615

(1) The fair value of financial assets classified as fair value through profit and loss corresponds to the market value of the assets, which are primarily determined using level 1 measurements.

(2) The book amount of financial assets and liabilities measured at amortized cost was deemed to be a reasonable estimation of fair value.
In accordance with IFRS 7 and IFRS 13, financial instruments are presented in three categories based on a hierarchy of methods used to determine fair value:

Level 1: fair value determined based on quoted prices in active markets for assets or liabilities;

Level 2: fair value determined on the observable database for the asset or liability concerned either directly or indirectly;

Innate Pharma |Half-year financial report June 30, 2026 | 32

Level 3: fair value determined on the basis of evaluation techniques based in whole or in part on unobservable data.

13.Revenue and other income
13.1Revenue from collaboration and licensing agreements
Revenues from collaboration and licensing agreements result from agreements signed with AstraZeneca, Sanofi :

(in thousands of euro)	30 juin 2026	30 juin 2025

Proceeds from collaboration and licensing agreements	2,698	755
of which monalizumab agreement (AstraZeneca)	—	56
of which 2016 Sanofi agreement	—	—
of which Sanofi agreement 2022 - ANKET IPH62 - Recognition of license initial payment and income related to the completion of work in line with the joint research program	198	198
of which Sanofi agreement 2022 - ANKET IPH67 -Recognition of license initial payment, income related to the option exercise and income related to the completion of work in line with the joint research program	2,500	—
of which other agreements	—	501
Invoicing of R&D costs (IPH5201 agreement)	417	916
Revenue from collaboration and licensing agreements	3,115	1,671

a) Revenue recognition related to monalizumab AZ agreements and amendments
Revenue related to monalizumab decreased by €0.1 million, and are nil for the six months ended June 30, 2026, as compared to €0.1 million for the six months ended June 30, 2025. Since December 31, 2025, the revenue related with this agreement has been fully recognized and no Current collaboration liabilities remains.
Change in deferred revenue relating to monalizumab agreement:

(in thousands of euro)	Current	Non-Current	Total
As of December 31, 2024	215	—	215
Revenue for the six months ended June 30, 2025	(56)		(56)
Transfer from / (to) collaboration liabilities	4		4
As of June 30, 2025	163	—	163

As of December 31, 2025	—	—	—
Revenue for the six months ended June 30, 2026	—	—	—
Transfer from / (to) collaboration liabilities	—	—	—
As of June 30, 2026	—	—	—
Change in collaboration liabilities relating to monalizumab agreement:
Innate Pharma |Half-year financial report June 30, 2026 | 33

(in thousands of euro)	Current	Non Current	Total
As of December 31, 2024	7,443	41,128	48,571
Additions	—	—	—
Deductions	(1,679)	—	(1,679)
Foreign exchange impact (1)	(5,592)	—	(5,592)
Reclassification	6,610	(6,610)	—
As of June 30, 2025	6,782	34,518	41,300

As of December 31, 2025	6,501	31,748	38,249
Additions	177	—	177
Deductions	—	—	—
Foreign exchange impact (1)	1,186	—	1,186
Reclassification	1,131	(1,131)	—
As of June 30, 2026	8,995	30,617	39,612
(1) Foreign exchange effects are recognized in financial income (see Note 15).
b) Revenue recognition related to IPH5201 AstraZeneca collaboration and option agreement
License revenue related to IPH5201 for the six months ended June 30, 2026 and June 30, 2025 are nil. As a reminder, the Company signed on June 1, 2022 an amendment to the initial contract signed in October 2018. This amendment set the terms of the collaboration following AstraZeneca’s decision to advance IPH5201 to a Phase 2 study. The Company will conduct the study. Both parties will share the external cost related to the study and incurred by the Company and AstraZeneca will provide products necessary to conduct the clinical trial. Under the terms of this agreement, an amount of €417 thousand was rebilled to AstraZeneca during the first half of 2026 (€916 thousand during the first half of 2025).
c) Revenue related to IPH6401 - IPH6101 - Sanofi (2016)

Revenue related to IPH6401 under the collaboration and license agreement signed with Sanofi are nil for the six months ended June 30, 2026, as for the six months ended June 30, 2025.
On April 23, 2025 and in alignment with both company's current strategic priorities, Sanofi and Innate agreed to terminate the 2016 Agreement as it relates to SAR’579/IPH6101 (CD123 ANKET); Innate regained its rights on SAR’579/IPH6101 (CD123 ANKET) on July 1st, 2025, as Sanofi retains the right to compensation from any future revenue..
As a reminder, the Company announced that, in June 2023, the first patient was dosed in a Sanofi-sponsored Phase 1/2 clinical trial evaluating IPH6401/SAR'514 in relapsed or refractory Multiple Myeloma. No milestone payment has been recognized as of June 30, 2026.
d) Revenue related to Sanofi research collaboration and licensing agreement (2022)
In December 2022, the Company entered into a research collaboration and license agreement with Genzyme Corporation, a wholly owned subsidiary of Sanofi (“Sanofi”), under which the Company granted Sanofi an exclusive license to Innate’s B7-H3 ANKET® program and options for two additional targets.
In March 2023, Innate Pharma received an upfront payment of €25 million under its research, collaboration and license agreement with Sanofi. This amount consisted of €18.5 million relating to the exclusive license to the B7-H3
Innate Pharma |Half-year financial report June 30, 2026 | 34

technology, which was recognized in profit or loss in June 2023; €1.5 million relating to research activities to be performed over a three-year period, recognized as revenue on a straight-line basis through November 2026; and €5 million relating to the two additional license options, recognized as contract liabilities until their expiration or until the options are exercised.
In December 2023, Sanofi exercised one of its license options for an ANKET® program, resulting in the recognition of €2.5 million in revenue and the payment of a €15 million milestone, of which €13.3 million related to the license was recognized immediately in revenue and €1.7 million related to research activities. These research activities were discontinued following the termination of the agreement in October 2024, which led to the full recognition of the €1.7 million in revenue in 2024. As a result, Innate regained the rights to the IPH67 program, while Sanofi retains a right to compensation on any potential future revenues.
On January 24, 2026, following the expiration of the deadline to exercise the license option on an identified target, the revenue of €2.5 million has been fully recognized. Sanofi always has a right on a non-exclusive license option for an additional target, exercisable up to January 24, 2028. This option is not linked with any other revenue.

Change in deferred revenue relating to the 2022 research collaboration and licensing agreement :

(in thousands of euro)	Current	Non-Current	Total
As of December 31, 2024	400	2,825	3,225
Additions	198	(198)	—
Deductions	(198)	—	(198)
As of June 30, 2025	400	2,627	3,027

(in thousands of euro)	Current	Non-Current	Total
As of December 31, 2025	2,826	—	2,826
Additions	—	—	—
Deductions	(199)	—	(199)
As of June 30, 2026	2,627	—	2,627

e) Schedule of variance of deferred revenue

(in thousands of euro)	As of December 31, 2025	Recognition in P&L	Proceeds	Transfer from / (to) collaboration liabilities	As of June 30, 2026
Monalizumab	—	—	—	—	—
Sanofi (2022) option	2,500	(2,500)	—	—	—
Sanofi (2022) services	326	(199)	—	—	127
Total	2,826	(2,699)	—	—	127

(in thousands of euro)	As of December 31, 2024	Recognition in P&L	Proceeds	Transfer from / (to) collaboration liabilities	As of June 30, 2025
Monalizumab	215	(56)	—	4	163
Sanofi (2022) option	2,500	—	—	—	2,500
Sanofi (2022) services	726	(198)	—	—	528
Total	3,441	(254)	—	4	3,191

Innate Pharma |Half-year financial report June 30, 2026 | 35

13.2Government financing for research expenditures
The Company receives grants from the European Commission, French government and state organizations in several different forms:
•Research Tax Credits; and
• Investment and operating grants.
As of June 30, 2026 and 2025, an estimate of the research tax credit amount for the first half period is calculated on the basis of eligible expenses over the period.
The total amount for government financing for research expenditures recorded as other income in the income statement can be analysed as follows:

(in thousands of euro)	June 30, 2026	June 30, 2025

Research tax credit	2,548	3,189
Grant	—	—
Government financing for research expenditures	2,548	3,189

Innate Pharma |Half-year financial report June 30, 2026 | 36

14.Operating expenses

(in thousands of euro)	June 30, 2026			June 30, 2025
	R&D	G&A	Total	R&D	G&A	Total
Subcontracting costs (1)	(7,311)		(7,311)	(8,261)		(8,261)
Cost of supplies and consumable materials	(924)	(134)	(1,058)	(1,460)	(151)	(1,611)
Personnel expenses other than share-based compensation	(5,585)	(2,839)	(8,423)	(7,899)	(4,328)	(12,227)
Share-based compensation	(671)	(399)	(1,071)	(1,097)	(457)	(1,554)
Personnel expenses	(6,256)	(3,238)	(9,494)	(8,996)	(4,784)	(13,781)
Non-scientific advisory and consulting (2)	(219)	(1,185)	(1,405)	(157)	(1,397)	(1,554)
Leasing and maintenance	(411)	(711)	(1,122)	(438)	(634)	(1,072)
Travel expenses and meeting attendance	(133)	(168)	(300)	(170)	(237)	(407)
Marketing, communication and public relations	—	(117)	(117)	(26)	(156)	(182)
Scientific advisory and consulting (3)	(302)	—	(302)	(354)	—	(354)
Other purchases and external expenses	(6)	(786)	(792)	(7)	(1,075)	(1,082)
Depreciation and amortization	(187)	(424)	(611)	(257)	(450)	(707)
Intellectual property expenses	(383)	(102)	(485)	(333)	(107)	(440)
Other income and (expenses), net	(744)	(933)	(1,677)	(61)	(776)	(837)
Total operating expenses	(16,877)	(7,797)	(24,674)	(20,520)	(9,767)	(30,287)

(1)The Company subcontracts a significant part of its pre-clinical (pharmaceutical development, tolerance studies and other model experiments, etc.) and clinical operations (coordination of trials, hospital costs, etc.) to third parties.
(2)Non-scientific advisory and consulting are services performed to support the general and administration activities of the Company, such as legal, accounting and audit fees as well as business development support.
(3)Scientific advisory and consulting expenses relate to consulting services performed by third parties to support the research and development activities of the Company.

14.1Personnel expenses other than share-based compensation
The line item amounted to €8,423 thousand and €12,227 thousand for the six months ended June 30, 2026 and 2025 respectively. The Company had 120 full time equivalent employees as of June 30, 2026, compared to 174 as of June 30, 2025. As of June 30, 2026, we had 92 employees, in research and development functions, compared to 133 employees as of June 30, 2025. Meanwhile, the administrative staff, totaled 29 people, compared to 42.

14.2Depreciation and amortization
As of June 30, 2025, this amount included the amortization of tangible assets for an amount of €707 thousand (see Note 6 and 7).
As of June 30, 2026, this amount only included the amortization of tangible assets for an amount of €611 thousand (see Note 6 and 7).

14.3Cost of suppliers and consumable materials

Cost of supplies and consumable materials consists mainly of the cost of procurement of the Company’s drug substance and/or drug product that is manufactured by third-parties, respectively.

Innate Pharma |Half-year financial report June 30, 2026 | 37

15.Net financial income / (loss)
Net financial income (loss) can be analyzed as follows :

(in thousands of euro)	June 30, 2026	June 30, 2025

Interests and gain on financial assets	279	793
Unrealized gains on financial assets	90	464
Foreign exchange gains	415	5,630
Financial income	783	6,886
Foreign exchange losses	(1,224)	(2,574)
Unrealized losses on financial assets	—	—
Paid Interests on financial liabilities	(170)	(229)
Financial expenses	(1,395)	(2,803)
Net financial income (loss)	(612)	4,083
For the six months ended June 30, 2026 and 2025, the foreign exchange gains and losses mainly result from the variance of the exchange rate between the Euro and the US dollar on US dollars denominated cash and cash equivalent, financial assets accounts and collaboration liabilities.
Unrealized losses on financial assets relate to unquoted instruments, the fair value of which is determined using level 2 measurements.
Innate Pharma |Half-year financial report June 30, 2026 | 38

16.Income tax / (expense)
Due to the Company’s early stage of development, it is not probable that future taxable profit will be available against which the unused tax losses can be utilized in the short and medium term. As a consequence, net deferred tax assets are not recognized. l
Summary of related offset deferred tax :

(in thousands of euro)	June 30, 2026	June 30, 2025

Deferred tax assets / Tax losses carryforwards	8,539	9,570
Deferred tax assets / Provision for defined benefit obligation	488	667
Deferred tax assets / Others	20	27
Deferred Tax assets	9,047	10,264
Deferred tax liabilities / Deferred revenue	8,493	9,653
Deferred tax liabilities / Lease contract (IFRS 16 application)	429	472
Deferred tax assets / Tax amortization	100	133
Deferred tax liabilities / Other	25	6
Deferred Tax liabilities	9,047	10,264

As of June 30, 2026, the accumulated tax losses carryforwards of Innate Pharma SA were €592,434 thousand with no expiration date (same amount as of December 31, 2025). As of June 30, 2026, the accumulated tax losses carryforwards of Innate Pharma Inc were €15,251 thousand or €17,377 thousand €14,821 thousand or $17,415 thousand as of December 31, 2025).
The Company did not recognize a current tax expense as of June 30, 2026 regarding a projected tax rate of nil as of December 31, 2025.
Accordingly, net deferred tax assets not recognized are :

(in thousands of euro)	June 30, 2025	June 30, 2024

Deferred tax assets / Tax losses carryforwards - France	139,570	124,620
Deferred tax assets / Tax losses carry forwards - US	2,882	2,466
Deferred Tax assets / Tax losses carryforwards	142,452	127,086

17.Commitments, contingencies and litigation
17.1 Commitments
The Company has identified the following changes in off-balance sheet commitments since December 31, 2025:
•Non-cancellable purchase commitments as of June 30, 2026 for a total of €419 thousand with various CMOs. These commitments are comprised of non-cancellable purchase orders placed during the first half of 2026 with contract manufacturing organizations (CMOs) for the supply of various services in relation with preclinical work for an amount of €412 thousand and clinical work for an amount of €7 thousand. The execution and billing of these services has not yet started at the date of this report.
•Financial commitments with Société Générale in connection with the Company’s subscription of a loan in order to finance the construction of its future headquarters. As security for the loan, the Company pledged
Innate Pharma |Half-year financial report June 30, 2026 | 39

collateral in the form of financial instruments held at Société Générale amounting to €15.2 million. The security interest on the pledged financial instruments will be released in accordance with the following schedule: €4,200 thousand in July 2024, €5,000 thousand in August 2027 and €6,000 thousand in August 2031. At the date of this report, the first investment of €4,200 thousand had matured and the Company obtained its restitution in July 2024 for a total amount of €4,427 thousand, including interest. Since March 2026, the pledge has been adjusted to outstanding principal capital with a 15% margin. As of June 30, 2026, the remaining capital of this loan amounted to €7,315 thousand and the pledge has been adjusted to €8,412 thousand. Furthermore, under the loan, Innate is subject to a covenant that its total cash, cash equivalents and current and non-current financial assets as of each fiscal year end will be at least equal to the amount of outstanding principal under the loan. The Company was in compliance with this covenant as of December 31, 2025 and June 30, 2025.

17.2Contingencies and litigations
The Company is exposed to contingent liabilities happening in the ordinary course of its activities. Each pre-litigation, known litigation or procedure in course the Company is involved in is analyzed at each closing date after consultation of legal counsel. There is no acknowledged litigation not accrued by a provision as of June 30, 2026 with the exception of a dispute relating to the early termination of a contract concluded with a partner, for which the Company has recorded a provision for risks and charges of 619 thousand euros, and considers as a contingent liability, not recorded in view of the uncertainties on its outcome, an amount estimated at 1,163 thousand euros as of June 30, 2026.

17.3 Provisions
Provisions amounted to €2,070 thousand and €3,811 thousand as of June 30, 2026 and December 31, 2025, respectively.
As of June 30, 2026, they mainly consist of provisions relating to:
(1) a provision for restructuring amounting €542 thousand. On September 17, 2025, the company announced a restructuring of its organization in connection with the strategic decision to focus its investments on what it considers to be its highest-value clinical assets: IPH4502, lacutamab, and monalizumab. The majority agreement regarding the proposed mass layoff, which led to the implementation of the job protection plan, was approved by the Regional Directorate for the Economy, Employment, Labor, and Solidarity (DREETS) in December 2025. Consequently, a provision was set aside as of December 31, 2025, amounting 2,889 thousand euros, including payment obligations to employees and costs related to support measures. The layoffs took place during the first half of 2026, and actual costs have been booked for €2,347 thousand as reversal of the provision, therefore the balance of the provision as of June 30, 2026 is €542 thousand.
(2) a provision for employee departures amounting €157 thousand (€297 thousand as of December 31, 2025 fully consumed during the first half of 2026).
(3) a provision relating to the employer's contribution of 30% due for the allocation of equity instruments to employees for an amount of €707 thousand (respectively €551 thousand on December 31, 2025).
(4) Following a dispute concerning the early termination of a contract with a partner, the Company recorded a provision for risks and charges of €619 thousand for services deemed to be rendered in principle and identified a contingent liability estimated at €1,163 thousand as of June 30, 2026, which was not recorded due to the uncertainty surrounding the outcome of the dispute..
Innate Pharma |Half-year financial report June 30, 2026 | 40

18.Related party transactions
Members of the Executive Board and Other Executive Members
For each of the period presented, the following compensation was granted to the members of the Executive Committee of the Company and were recognized as expense:

(in thousands of euro)	June 30, 2026	June 30, 2025

Personnel and other short-term employee benefits	1,761	1,858
Extra pension benefits	(50)	107
Share-based compensation	346	1,537
Advisory fees	—	—
Executive Board Members and other Executive Members compensation	2,057	3,502

Personnel and other short-term employee benefits correspond to amounts included in personnel expenses for the six-month periods ended June 30, 2026 and June 30, 2025 respectively.
As of June 30, 2026, the Company has also recognized expenses totaling €81 thousand including with companies in which a mandate is held by the identified related parties.
Members of the Supervisory Board and Board of Directors
The Company recognized a provision of €258 thousand for attendance fees (jetons de presence) relating to the six months ended June 30, 2026. This amount includes the compensation for Chairman of Board of Directors.
Related parties
Novo Nordisk A/S is a shareholder related to the Company by three licensing agreements related to the drug candidates lirilumab, monalizumab and avdoralimab. Under the terms of the agreements, Novo Nordisk A/S is eligible to receive milestone payments as well as royalties on future sales. As of June 30, 2026, the Company has no liability to Novo Nordisk A/S.
AstraZeneca is a shareholder and is related to the Company through several collaboration and option licensing or license agreements for different drug candidates (monalizumab, avdoralimab and IPH5201). The payments between the two companies as well as the liabilities and receivables as of June 30, 2026 are as follows:

	As of June 30,2026
(in thousands of euro)	Payments	Assets/(Liabilities)

Collection (AstraZeneca to the Company) / Receivables	751	230
Payments (the Company to AstraZeneca) / Liabilities		(39,612)
Total	751	(39,382)

Innate Pharma |Half-year financial report June 30, 2026 | 41

Sanofi invested €15.0 millions in share capital on April 23, 2025 and is related to the company through two collaboration contracts. The Company had no financial transaction during the first half of 2026:

30 juin 2026
(in thousands of euro)	Paiements	Bilan

Collection (Sanofi to the Company) / Receivables	—	—
Payments (the Company to Sanofi) / Liabilities	—	—
Total	—	—

Subsidiaries
The business relationships between the Company and its subsidiary are governed by intra-group and commercial agreements, concluded at market standard conditions on an arm’s length basis.

19.Income / (loss) per share
19.1Basic income / (loss) per share
Basic income / (loss) per share are calculated by dividing the net earnings attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period.

	June 30, 2026	June 30, 2025

Net income/(loss)	(19,623)	(21,344)
Weighted average number of ordinary shares in circulation	93,826,793	86,936,945
Basic income/(loss) per share (€ per share)	(0.21)	(0.25)
Deferred equity instruments (BSAs, BSAARs, AGAs and AGAPs) are considered anti-dilutive because they lead to an increase in earnings per share (3,479,983 instruments as of December 31, 2025). These instruments are described in detail in note 11.
19.2Diluted income / (loss) per share
Diluted income (loss) per share is calculated by dividing the net income (loss) attributable to equity holders of the Company by the weighted average number of ordinary shares in circulation during the corresponding period, increased by all dilutive potential common shares.
As a reminder, the Company holds 18,575 treasury shares that are not included in the weighted average number of outstanding common shares (see Note 11.2).

In thousands of euro, except for data share	June 30, 2026	June 30, 2025
Net income/(loss) for the period	(19,623)	(21,344)
Weighted average number of ordinary shares in circulation	93,826,793	86,936,945
Adjustment for share instruments
Diluted income/(loss) per share (€ per share)	(0.21)	(0.25)

Innate Pharma |Half-year financial report June 30, 2026 | 42

20.Events after the reporting date
•On August 10, 2026, Innate Pharma S.A. and Swedish Orphan Biovitrum AB (publ) (Sobi®) today announced that they have entered a strategic partnership. Under the terms of the agreement, Sobi will pay Innate Pharma USD 75 million, payable on closing. Innate will be eligible to receive up to a further USD 40 million in respect of near-term development milestones connected to Sézary syndrome. Additionally, Innate will be eligible to receive up to USD 465 million related to the option for Sobi to get full development rights and to future regulatory and commercial milestones. Innate will be eligible to receive tiered double-digit royalties on net sales. This partnership will enable initiation of the TELLOMAK-3 confirmatory Phase 3 study in cutaneous T-cell lymphoma (CTCL), a key step toward filing for accelerated approval of lacutamab in Sézary syndrome, a subtype of CTCL. Under the agreement, Innate will conduct the TELLOMAK-3 Phase 3 confirmatory trial in cutaneous T-cell lymphoma, supporting a planned accelerated approval filing in Sézary syndrome. The planned TELLOMAK-3 study will subsequently support applications for full approvals in key jurisdictions in Sézary syndrome and mycosis fungoides, the most common subtype. Sobi will receive exclusive global rights to commercialize lacutamab upon potential accelerated approval and will be eligible to assume full global development rights following positive Phase 3 results. Closing of the transaction is subject to closing conditions, that have be fulfilled on September 16, 2026.
•On August 14, 2026, the company carried out a capital increase of €30 million though the issuance of 17,647,059 new Company ordinary shares at a price of €1.70 per new Ordinary Share.

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STATUTORY AUDITORS' REVIEW REPORT ON THE HALF-YEARLY FINANCIAL INFORMATION
This is a free translation into English of the statutory auditors’ review report on the half-yearly financial information issued in French and is provided solely for the convenience of English-speaking users. This report includes information relating to the specific verification of information given in the Group’s half-yearly management report. This report should be read in conjunction with, and construed in accordance with, French law and professional standards applicable in France.

To the Shareholders of INNATE PHARMA,

In compliance with the assignment entrusted to us by your Annual General Meeting and in accordance with the requirements of article L.451-1-2 III of the French Monetary and Financial Code (“Code monétaire et financier”), we hereby report to you on:

•the review of the accompanying condensed half-yearly consolidated financial statements of Innate Pharma, for the period from January 1, 2026 to June 30, 2026;
•the verification of the information presented in the half-yearly management report.

These condensed half-yearly consolidated financial statements are the responsibility of the Board of Directors. Our role is to express a conclusion on these financial statements based on our review.

Conclusion on the financial statements

We conducted our review in accordance with professional standards applicable in France. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed half-yearly consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34- standard of the IFRSs as adopted by the European Union applicable to interim financial information.

Specific verification

We have also verified the information presented in half-yearly management report on the condensed half-yearly consolidated financial statements subject to our review.

We have no matters to report as to its fair presentation and consistency with the condensed half-yearly consolidated financial statements.

Lyon and Le Bouscat, September 16, 2026
The Statutory Auditors
French original signed by

PricewaterhouseCoopers Audit             Deloitte & Associés
         Cédric Mazille             Stéphane Lemanissier
Innate Pharma |Half-year financial report June 30, 2026 | 44

DECLARATION BY THE PERSON RESPONSIBLE FOR THIS HALF-YEAR FINANCIAL REPORT

I hereby declare, to the best of my knowledge, that the consolidated interim financial statements for the six months ended June 30, 2026 have been prepared in accordance with applicable accounting standards and give a true and fair view of the assets, liabilities, financial position and results of the Company and the subsidiaries included in the consolidation, and that the half year management reviews stated on page 5 gives a fair description of the material events that occurred in the first six months of the financial year and their impact on the interim financial statements, as well as a description of the principal risks and uncertainties for the remaining six months of the year, along with the principal transactions with related parties.

Chief Executive Officer
Mr Jonathan Dickinson
Innate Pharma |Half-year financial report June 30, 2026 | 45